Exhibit (a)(5)(C)
Validus Holdings, Ltd. Announces Final Results
of Modified Dutch Auction Tender Offer
Company purchases 12,000,000 common shares at $25.00 per common share
PEMBROKE, Bermuda, June 14, 2010 (BUSINESS WIRE) — Validus Holdings, Ltd. (“Validus” or the “Company”) (NYSE: VR) announced today the final results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on June 8, 2010.
Validus has accepted for purchase 12,000,000 of its common shares at a price of $25.00 per common share for a total cost of $300 million, excluding fees and expenses relating to the tender offer. The common shares purchased pursuant to the tender offer represent approximately 9.5 percent of the common shares outstanding as of June 7, 2010. Validus has been informed by BNY Mellon Shareowner Services, the depositary for the tender offer, that the final proration factor for the tender offer is approximately 86.3 percent. Validus funded the purchase of the shares in the tender offer using cash on hand.
Based on the final count by the depositary (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 13,896,804 common shares were properly tendered and not withdrawn at or below a price of $25.00 per share.
The depositary will promptly pay for the common shares accepted for purchase, and will promptly return the 1,896,804 common shares tendered and not purchased, pursuant to the terms of the tender offer. Upon completion of the tender offer, Validus has approximately 114.7 million common shares outstanding.
As noted in the Company’s Offer to Purchase, the Company may in the future consider various forms of share repurchases, including open market purchases, tender offers and/or accelerated share repurchases or otherwise. Under applicable securities laws, the Company may not repurchase any of its common shares until after June 22, 2010. Following completion of the tender offer, Validus has approximately $364 million remaining under its current share repurchase program. The timing, form and amount of any future share repurchases under the program will depend on a variety of factors, including the Company’s results of operations, financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual constraints or restrictions and other factors its board of directors deems relevant. The share repurchase program may be modified, extended or terminated by the Company’s board of directors at any time.
Dowling & Partners Securities, LLC served as the dealer manager for the tender offer. Georgeson Inc. served as the information agent. Shareholders and investors who have questions or need information about the tender offer may call Georgeson Inc. at (866) 482-4966 (toll free) and (212) 440-9800 (for banks and brokers).
About Validus Holdings, Ltd.
Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.
Contacts:
Investors:
Validus Holdings, Ltd.
Jon Levenson, Senior Vice President
+1-441-278-9000
or

Media:
Jamie Tully/Jonathan Doorley
Sard Verbinnen & Co
+1-212-687-8080
Roddy Watt/Tony Friend
College Hill
+44 (0)20 7457 2020
Cautionary Note Regarding Forward-Looking Statements
This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “could” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond the Company’s control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) unpredictability and severity of catastrophic events; 2) rating agency actions; 3) adequacy of Validus’ risk management and loss limitation methods; 4) cyclicality of demand and pricing in the insurance and reinsurance markets; 5) Validus’ limited operating history; 6) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 7) adequacy of Validus’ loss reserves; 8) continued availability of capital and financing; 9) retention of key personnel; 10) competition; 11) potential loss of business from one or more major insurance or reinsurance brokers; 12) Validus’ ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 13) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 14) the integration of businesses Validus may acquire or new business ventures Validus may start; 15) the effect on Validus’ investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 16) acts of terrorism or outbreak of war; 17) availability of reinsurance and retrocessional coverage; and 18) the ability of Validus to achieve the benefits contemplated by the tender offer, as well as management’s response to any of the aforementioned factors.
The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Validus’ most recent reports on Form 10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business or operations. Except as required by law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.